Future Cardia, Inc.

910 Woodbridge Court

Safety Harbor, FL 34695

March 18, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

Re:	Future Cardia, Inc.

Amendment No.2 to Offering Statement on Form 1-A

Filed February 24, 2025

File No. 024-12543

Dear Ms. Bagley,

We hereby submit the responses of Future Cardia, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 10, 2025, providing the Staff’s comments with respect to the Company’s Amendment No.2 to the Offering Statement on Form 1-A (the “Offering Statement Amendment No. 2”). Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment No. 3”), and the Offering Statement Amendment No. 3 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Our Market Opportunity

Current Approaches, page 33

1.	We note your revised disclosure in response to comment 5, but your disclosure does not appear to be completely responsive to our comment. Please remove statements as to the accuracy or potential accuracy of your product, implicitly or impliedly, as determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies. We do not object to the presentation of objective data resulting from your trials without conclusions related to accuracy or efficacy. In addition, where you discuss wearable monitors and related clinical studies on pages 33-34, please refrain from providing disclosure about your beliefs as to the accuracy or reliability of the clinical data.

Response: We have made the requested changes in the Offering Statement Amendment No. 3.

Balance Sheets, page F-2

2.	We note typographical errors and inconsistencies between your balance sheets and your statements of stockholders' equity (deficit) as presented in your interim financial statements. Please perform a comprehensive review of these statements. In doing so, ensure you address the following:

●	Correct your total current assets for each period presented.

●	Reconcile the common stock to be issued, additional paid in capital, accumulated deficit and total stockholders' equity reflected on your balance sheets for each period to the balances reflected in your statements of stockholders' equity on page F-4.

Response: In response to your comment regarding the Balance Sheets on page F-2, we confirm that we have performed a comprehensive review of the balance sheets and statements of stockholders' equity (deficit) presented in our interim financial statements. We have addressed and corrected in Offering Statement Amendment No. 3 all typographical errors and inconsistencies identified. Specifically:

●	The total current assets for each period presented have been accurately corrected.

●	We have reconciled the common stock to be issued, additional paid-in capital, accumulated deficit, and total stockholders' equity reflected on our balance sheets for each period with the corresponding balances presented in the statements of stockholders' equity on page F-4.

All requested corrections and reconciliations have been completed to ensure consistency and accuracy across the statements.

Statements of Cash Flows for the Six Months Ended June 30, 2024, page F-5

3.	We note your response to comment 12. It appears that you continue to have errors in your calculation of net cash provided by operations for each period presented. In addition, we note other apparent errors in your statements of cash flows. Please perform a comprehensive review of your statements of cash flows for accuracy. Ensure you address the following:

●	Provide an adjustment for stock based compensation.

●	Ensure your changes in operating assets and liabilities are appropriate in light of the changes reflected in your balance sheets.

●	Your calculation and presentation of net cash provided/used in operating activities must include the net loss recognized in each period presented. Please revise as necessary.

●	Reconcile the amounts reflected for your sale of common stock per your June 30, 2023 cash flows to the amount reflected in your statement of stockholders' equity. Also, revise your cash flows from financing activities for the six months ended June 30, 2023 to agree to total of the proceeds from sale of common stock and issuance of convertible note payable as presented in your cash flows.

●	Reconcile your change in your intangible assets per your balance sheets to the amount reflected within your investing activities.

Response: Ended June 30, 2024, on page F-5, we confirm that we have performed a comprehensive review of our statements of cash flows. All errors and inconsistencies have been thoroughly identified and corrected in Offering Statement Amendment No. 3. Specifically, we have:

●	Provided the necessary adjustment for stock-based compensation.

●	Ensured that the changes in operating assets and liabilities accurately reflect the corresponding changes presented in our balance sheets.

●	Revised our calculation and presentation of net cash provided by or used in operating activities to correctly include the net loss recognized in each period presented.

●	Reconciled the amounts related to the sale of common stock as reflected in our June 30, 2023, cash flows to match the corresponding figures in our statement of stockholders' equity. Additionally, we have revised our cash flows from financing activities for the six months ended June 30, 2023, to align with the total proceeds from the sale of common stock and the issuance of convertible note payable.

●	Reconciled the change in intangible assets as shown on our balance sheets with the corresponding amount reflected within our investing activities.

All revisions and reconciliations have been addressed to ensure accuracy and consistency throughout the statements.

Note 2 - Going Concern and Management's Liquidity Plan, page F-9

4.	We note your response to comment 13. Your disclosures in the notes to the financial statements on page F-9 continue to indicate that you believe you have sufficient cash to fund operations for the twelve months subsequent to the filing date whereas your disclosures on page 54 indicate there is substantial doubt regarding your ability to continue as a going concern for the next twelve months. There continues to be an inconsistency in your disclosures. Please revise as necessary.

Response: We note that our disclosures in the notes to the financial statements on page F-9 indicate that we believe we have sufficient cash to fund operations for the twelve months subsequent to the filing date. This statement, which we have not revised, continues to be true and we have revised our disclosures on page 54 of the Offering Statement Amendment No. 3 to reflect this.

PART III - EXHIBITS, page EX1

5.	Please provide a currently dated consent from your auditor in your next amendment. Refer to Item 17(11) of Part III of Form 1-A.

Response: We have provided a currently dated consent from our auditor in the Offering Statement Amendment No. 3.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 727-470-3466 or Yujia Wei of Bevilacqua PLLC at (202) 869-0888 (ext. 110).

Sincerely,

FUTURE CARDIA, INC.

By:	/s/ Jaeson Bang
Jaeson Bang
CEO and president

cc:	Yujia Wei

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